Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

October 23, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold to Release Third Quarter 2015 Operating and Financial Results and Conference Call

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) plans to release its third quarter 2015 operating results and financial statements prior to the market open on November 3, 2015 followed by a conference call to discuss the results at 11:00 am (ET). Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 550368 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=0130510669&Conf=175861

After entering your information, you will be given a passcode and pin # that you will need to join the conference call on November 3, 2015. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin #. A replay of the call will be available after the call until November 8, 2015, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 5503681. A live and archived audio webcast will also be available at www.timminsgold.com.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.